Exhibit 1.02

AAR CORP.

Conflict Minerals Report

For the Year Ended December 31, 2013

This Conflict Minerals Report (“CMR”) of AAR CORP. has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The Rule requires any SEC registrant that manufactures or contracts to manufacture products to disclose certain information if certain minerals specified in the Rule are necessary to the functionality or production of the registrant’s products.  The specified minerals are cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten (these specific minerals and derivatives are collectively referred to in this CMR as the “Conflict Minerals”).  For purposes of the Rule and this CMR, the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola are collectively referred to as the “Covered Countries.”

As described below in this CMR, some of AAR CORP.’s consolidated entities manufacture or contract to manufacture products that contain Conflict Minerals necessary to the functionality or production of those products.  AAR CORP. and such consolidated entities are referred to herein collectively as “AAR,” “Company,” “we,” “us,” and “our” unless the context indicates otherwise.

This CMR has not been subject to an independent sector audit.

1.              Company Overview

AAR is a diversified provider of products and services to the worldwide aviation and government and defense markets.  We report our activities in two business segments: Aviation Services and Technology Products.

Based upon an internal assessment, we identified eight (8) AAR business units as potentially being within the scope of the Rule because they manufacture or contract to manufacture products for sale.  The principal categories of products that are manufactured by or for those business units include:

•                  Air transportable containers, air cargo pallets, palletized systems, and mobile shelters used to support used in various military applications and humanitarian efforts;

•                  In-plane cargo loading and handling systems for commercial and military applications;

•                  Heavy-duty pallets and lightweight cargo containers for the commercial market;

•                  Steel and composite machined and fabricated parts, components and sub-systems for various aerospace and defense programs;

•                  Communications systems for military and emergency services applications and equipment used to integrate such communication systems into vehicles, mobile shelters or hard-fixed facilities; and

•                  Custom-designed components for modifications and upgrades to the structures, systems, avionics and cabins of commercial aircraft.

We elected to begin implementing AAR’s conflict minerals compliance program at our Mobility Systems business unit, which is within our Technology Products segment.  Mobility Systems, whose principal categories of manufactured products are air transportable containers, air cargo pallets, palletized systems and mobile shelters, was selected as our initial implementation site because we believed the maturity of its business processes and availability of resources would allow us to efficiently establish the required conflict minerals compliance processes which could then be replicated at the remaining seven (7) business units that we consider being potentially within the scope of the Rule.

As described in further detail below, we established processes at Mobility Systems to (i) analyze products and identify the use of any necessary Conflict Minerals and (ii) conduct country of origin inquiries and due diligence, as required under our conflicts minerals compliance program.  We have not yet implemented those processes at the remaining seven (7) business units that we consider to be potentially within the scope of the Rule; however, we plan to expand our compliance program and implement the processes at those business units beginning in 2014.

Consequently, this CMR relates only to Mobility Systems products that (i) contain Conflict Minerals that are necessary to their functionality or production, and (ii) were manufactured during calendar year 2013.

2.              Reasonable Country of Origin Inquiry (“RCOI”) Process

AAR does not purchase any raw ore or unrefined Conflict Minerals directly from mines, smelters or refiners.  Therefore, we must rely on our direct suppliers to provide information on the origin of any Conflict Minerals contained in materials and components supplied to us.  Our direct suppliers are similarly reliant upon information provided by their suppliers.

A team of Mobility Systems personnel from engineering, production and supply chain analyzed the applicable design information, bills of materials, and material content data forms and selected relevant suppliers for our reasonable country of origin inquiry based on the likelihood that the items purchased from those suppliers contain Conflict Minerals.  We surveyed the selected suppliers using the Conflict Free Sourcing Initiative Reporting Template (“CFSI Template”) to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  The CFSI Template is being used by many companies in their RCOI and due diligence processes related to conflict minerals.

Our reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries or may be from scrap or recycled sources.  We have determined that the identification of smelters and refiners by our supply chain is the most reasonable and reliable means for us to address the source and chain of custody of Conflict Minerals in our supply chain.

Supplier responses to our surveys revealed that some of the Conflict Minerals used in Mobility Systems products is sourced from outside the Covered Countries and that some of the Conflict Minerals may be from scrap or recycled sources.  However, we were unable to determine the origin of all of the Conflict Minerals used in Mobility Systems products; therefore, we proceeded to perform due diligence as described below.

3.              Due Diligence Process

3.1                   Due Diligence Design

The Company designed its due diligence measures to conform, in all material respects, to each of the requirements shown below from the five-step framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from the Conflict-Affected and High-Risk Areas: Second Edition (2013), including the related supplements for gold and for tin, tantalum and tungsten (collectively, the “OECD Framework”).

3.2                   Due Diligence Performed

3.2.1         Establish Strong Company Management Systems

a)                         Adopt a Conflict Minerals Policy

We adopted a conflict minerals policy that includes a statement on AAR’s commitment to working with our global supply chain to ensure compliance with the Rule. AAR’s expectations for its suppliers to participate in our conflict minerals compliance program are also set forth in the policy.  The policy is publicly available on our website at www.aarcorp.com under “Investor Relations” in “Corporate Governance.”  A copy of the policy has also been distributed to applicable employees and suppliers as part of training and communications we conducted during the implementation of our conflict minerals compliance program.

b)                         Assemble an Internal Conflict Mineral Compliance Team

We established a team of employees responsible for implementing AAR’s conflict minerals compliance program and executing the supply chain RCOI and due diligence processes.  The team is led by senior executives from the corporate office and includes employees from each of the applicable business units who work in functions such as design engineering, production or program management, and supply chain.

c)                          Establish a System of Controls and Transparency over the Mineral Supply Chain

Because we do not have direct relationships with smelters or refiners, we are surveying relevant direct suppliers using the CFSI Template which requires our suppliers work with their upstream supply chain to identify the smelters and refiners who process the Conflict Minerals used in our products.

d)                         Strengthen Company Engagement with Suppliers

To maximize the survey response rates and improve the quality of responses from the relevant suppliers at Mobility Systems, we met with and hosted a webinar for these suppliers in order to provide background information about the Rule, explain the

Company’s conflicts minerals policy and the Company’s expectations for suppliers, and demonstrate how suppliers are to complete the CFSI Template.

e)                          Establish or Publish a Grievance Mechanism

AAR maintains an employee hotline whereby employees can report any questions, concerns or violations of the Company’s standards of conduct, policies, and applicable laws and regulations.  AAR has also established an email account which any parties can use to report questions specifically related to our conflict minerals policy.

3.2.2         Identify and Assess Risk in the Supply Chain

Supply chain personnel at Mobility Systems tracked each of the relevant supplier’s progress in completing the CFSI Template and the results of these reviews were shared on a regular basis with the entire cross-functional team, including senior management representatives.  Each supplier’s response to the CFSI Template was evaluated against criteria developed to identify when further engagement with a given supplier was necessary.  These criteria included incomplete responses as well as inconsistent answers to individual questions contained within the CFSI Template.  Mobility Systems personnel are continuing to work directly with these suppliers to obtain revised responses.

3.2.3         Design and Implement a Strategy to Respond to Identified Risks

The internal team at Mobility Systems monitored suppliers’ responses to the CFSI Template for any indications that additional actions were required because the subject Conflict Minerals were sourced from smelters or refiners located in the Covered Countries.  AAR senior management was provided regular updates on the results of these reviews.  Our conflict minerals policy states that, if a supplier is unwilling to support AAR in its conflict minerals compliance efforts, AAR and its subsidiaries may take remediation steps, up to and including terminating the supplier and pursuing alternative sourcing arrangements.  We also state in our policy that AAR and its subsidiaries may take remediation steps if a supplier cannot determine whether its materials or products contain Conflict Minerals sourced from the Covered Countries.  To date, we have not had any instances where it was necessary to terminate or take other remedial action with a supplier.

3.2.4         Carry Out Independent Third-Party Audits of Due Diligence Practices at Smelters and Refiners

We do not have any direct relationships with smelters or refiners and, therefore, rely upon the Conflict Free Smelter program and other industry validation efforts to perform this audit requirement.

3.2.5         Report on Supply Chain Due Diligence

AAR’s conflicts minerals policy has been posted to the Company’s public website at www.aarcorp.com under “Investor Relations” in “Corporate Governance.”  Upon filing our Form SD and this CMR with the SEC, a copy of those documents will also be publicly available on our website under “Investor Relations” in “SEC Filings.”

4.              Due Diligence Results

Most of the relevant suppliers to Mobility Systems provided responses to the CFSI Template at a company level and some of the suppliers who indicated they use Conflict Minerals provided us with interim responses or incomplete information.  Therefore, we have been unable to determine whether any of the Conflict Minerals reported by those suppliers were actually contained in the items supplied to Mobility Systems.  However, none of the suppliers who disclosed that they use Conflict Minerals in their materials or products have indicated that the subject Conflict Minerals are known to be sourced from the Covered Countries.  Although some of the relevant suppliers provided a smelter list as part of their response to our survey, we are unsure of the reliability of the information because of the factors cited earlier in this paragraph.  Consequently, we are not disclosing smelters, refiners or countries of origin in this CMR.

5.              Risk Mitigation Steps

We intend to take the following steps to improve due diligence conducted to mitigate further any risk that our products contain Conflict Minerals that could benefit armed groups in the Covered Countries:

a)             Expand the implementation of our conflict minerals compliance program to include all business units we have identified as potentially being within the scope of the Rule;

b)             Continue engaging with suppliers and directing them to training resources in an attempt to improve the completeness and accuracy of their responses to the CFSI Template; and

c)              Whenever practicable, integrate conflict minerals questions into the supplier selection process at applicable business units and include a conflict minerals provision in new or renewed supplier contracts.